November 2, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: John Stickel, Staff Attorney
100 F Street, N.E.
Washington, D.C. 20549

Re:	Finward Bancorp Registration Statement on Form S-4 filed on October 26, 2021 File No. 333-260506

Dear Mr. Stickel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Finward Bancorp (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:30 p.m. (EDT) on Thursday, November 4, 2021, or as soon as practicable thereafter.

Please contact David P. Hooper, Esq. of Barnes & Thornburg LLP at (317) 231-7333 with any questions you may have regarding this request.  In addition, please notify Mr. Hooper by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Peymon S. Torabi

Peymon S. Torabi
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Benjamin J. Bochnowski, Finward Bancorp Leane E. Cerven, Finward Bancorp David P. Hooper, Esq., Barnes & Thornburg LLP